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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

ALPHARMA INC.
(Name of Issuer)
Class A Common Stock, par value $.20 per share
(Title of Class of Securities)
001629 10 4
(CUSIP Number)
STEIN AUKNER
A.L. INDUSTRIER ASA
HARBITZALLEEN 3 0275 OSLO
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 6)

CUSIP No.	001629 10 4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: A. L. Industrier ASA

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Norway

	7	SOLE VOTING POWER:

NUMBER OF		11,872,897

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,872,897

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,872,897

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

AMENDMENT NO. 12 TO STATEMENT ON SCHEDULE 13D
     Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned (“Industrier”) hereby files this Amendment No. 12 to its Schedule 13D Statement dated February 10, 1997 (as amended from time to time, the “Schedule 13D”) relating to the Class A Common Stock, par value $.20 per share (the “Common Stock”) of Alpharma Inc. (the “Issuer”) to amend the items and schedules set forth herein. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.
ITEM 2.     IDENTITY AND BACKGROUD.
     (a) The Schedule 13D is the statement of Industrier with respect to shares of Common Stock of the Issuer which are issuable upon conversion on a share for share basis of shares of Class B Common Stock, par value $.20 per share (the “Class B Stock”) of the Issuer. Until its name change in 1994, Industrier’s corporate name was Apothekernes Laboratorium A.S.
     Certain information required by Item 2 concerning directors and executive officers of Industrier is set forth on Schedule A attached hereto, which Schedule A is incorporated herein by reference.
     Mr. Einar W. Sissener (“Sissener”) is Chairman of the Board of Industrier and, together with a family controlled private holding company and certain relatives, beneficially owns approximately 51% of Industrier’s outstanding shares entitled to vote and, accordingly, may be deemed a controlling person of Industrier.
     (b) The address of the principal business office of Industrier is Harbitzalleen 3, 0275 Oslo, Norway. The address of Sissener is Åsstubben 5, 0381 Oslo, Norway.
     (c) Industrier is a holding company which, in addition to its interest in Issuer’s shares, owns certain real estate interests in Norway.
     (d) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, neither Industrier, nor to the knowledge of Industrier any of the executive officers or directors of Industrier, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Industrier is a corporation organized and existing under the laws of Norway and, to its knowledge, each of its executive officers and directors is a citizen of Norway.

(Page 3 of 6)

ITEM 3.     SOURCE AND AMOUNT OF FUNDS
          Not Applicable
ITEM 4.     PURPOSE OF TRANSACTION
     Subject to such actions as may be taken pursuant to the Issuer’s Board of Directors carrying out its responsibilities in the normal course, Industrier has no current intention to execute transactions that would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors (except as may occur at the next annual meeting of the Issuer) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those enumerated above.
     Nothing herein is intended to limit Industrier’s right and ability to suggest to the Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Stock of the Issuer to elect a majority of the Issuer’s directors. Notwithstanding anything to the contrary contained herein, in light of Sissener’s resignation as a Class B director from the Issuer’s board of directors on June 29, 2006, Industrier may consider proposals in the future that would result in the disposition of securities of the Issuer.

(Page 4 of 6)

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
     (a) Industrier beneficially owns 11,872,897 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of Class B Stock which it beneficially owns. Such beneficial ownership of Common Stock constitutes approximately 21.7% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options, warrants or convertible securities of the Issuer). To Industrier's knowledge, Sissener beneficially owns 406,167 shares of Common Stock, of which 27,500 are fully vested nonqualified options to purchase shares of Common Stock. Sissener owns less than 1.0% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options, warrants or convertible securities of the Issuer).
     (b) All of the shares of Common Stock beneficially owned by Industrier are held by Industrier’s wholly owned subsidiary, Wangs Fabrik, as shares of Class B Stock. However, Industrier possesses the sole power to direct voting and disposition of such shares. To Industrier’s knowledge, Sissener beneficially owns 406,167 shares of Common Stock, of which 27,500 are fully vested nonqualified options to purchase shares of Common Stock, and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.
     (c) On July 31, 2006, restricted stock units that were granted to Sissener on May 23, 2006 were converted into 5,000 shares of Common Stock upon his retirement from the Issuer’s Board of Directors.
     (d) No person other than Industrier or its wholly-owned subsidiaries has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the Common Stock issuable upon conversion thereof.
     (e) Inapplicable.
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Industrier is not a party or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer
ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS:
     None.

(Page 5 of 6)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: September 6, 2006

A. L. Industrier ASA
By:	/s/ Stein Aukner
	Name:	Stein Aukner
	Title:	Managing Director

(Page 6 of 6)

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
A. L. INDUSTRIER ASA
DIRECTORS:

PRINCIPAL OCCUPATION
NAME	EMPLOYER	ADDRESS
Anne Karin Braten	Production Advisor Alpharma AS	Ovenbakken 12A 1361 Osteras Norway
Øyvin Fjeldstad	Former Banker Retired	Høybyveien 64 3517 Hønefoss Norway
Jannik Lindbaek	Chairman Den norske Bank ASA	Melkeveien 7 0779 Oslo Norway
Einar Andreas Sissener	Working Chairman Thor Dahl AS	Moe Gard 3215 Sandefjord Norway
EXECUTIVE OFFICERS:

NAME	OFFICE WITH INDUSTRIER	ADDRESS
Stein Aukner	General Manager, Managing Director	Voksenliveien 10 0789 Oslo Norway
Einar Wilhelm Sissener	Chairman of the Board	Åsstubben 5 0381 Oslo Norway